As filed with the Securities and Exchange Commission on March 10, 2015

Registration No. 333-190588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-11
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Phillips Edison Grocery Center REIT II, Inc.

(Exact name of registrant as specified in its charter)

11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110

(Address, including zip code, and telephone number,
including area code, of the registrant’s principal executive offices)

Jeffrey S. Edison
Chief Executive Officer
11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert H. Bergdolt, Esq. Andrew M. Davisson, Esq. DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 (919) 786-2000	Peter M. Fass, Esq. James P. Gerkis, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036-8299 (212) 969-3000

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-190588

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller Reporting Company ☒
(Do not check if smaller reporting company)

Explanatory Note

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (No. 333-190588) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits.  The following exhibit is filed as part of this registration statement:

Ex.	Description
23.4	Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cincinnati, State of Ohio, on March 10, 2015.

Phillips Edison Grocery Center REIT II, Inc.

By:	/s/ R. Mark Addy R. Mark Addy Co-President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
* Jeffrey S. Edison	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 10, 2015
* John B. Bessey	Co-President and Chief Investment Officer	March 10, 2015
* Devin I. Murphy	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	March 10, 2015
/s/ R. Mark Addy R. Mark Addy	Co-President and Chief Operating Officer	March 10, 2015
* C. Ann Chao	Director	March 10, 2015
* David W. Garrison	Director	March 10, 2015
* Paul J. Massey, Jr.	Director	March 10, 2015
* Mark D. McDade	Director	March 10, 2015
* By: /s/ R. Mark Addy R. Mark Addy Attorney-in-fact		March 10, 2015

I, the undersigned Chief Accounting Officer of Phillips Edison Grocery Center REIT II, Inc., hereby constitute and appoint Jeffrey S. Edison, John B. Bessey, R. Mark Addy and Devin I. Murphy, and each of them singly, as my true and lawful attorneys with full power to them, and each of them singly, to sign for me and in my name in my capacity indicated below, the registration statement filed herewith and any and all amendments to said registration statement, including any registration statement filed pursuant to Rule 462(b), and generally to do all such things in my name and in my capacity as an officer to enable Phillips Edison Grocery Center REIT II, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the SEC, hereby ratifying and confirming my signature as it may be signed by my said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Name	Title	Date
/s/ Jennifer Robison Jennifer Robison	Chief Accounting Officer (Principal Accounting Officer)	March 10, 2015